FBS Global Limited

74 Tagore Lane, #02-00

Sindo Industrial Estate

Singapore 787498

March 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Thomas Jones

Re:	FBS Global Limited
Amendment No. 9 to Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-269469

Ladies and Gentlemen:

Today we have submitted an amendment to the Registration Statement to reflect updates to Singapore law disclosures as requested by Singapore legal counsel, as well as to refile the Exhibit 99.2 Singapore legal opinion in order to provide a searchable version of the same opinion that was filed on February 8, 2024.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

FBS Global Limited

/s/ Kelvin Ang
By:	Kelvin Ang
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood